SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                         Commission File Number: 333-04343-01

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] 10-Q    [ ] Form N-SAR

For period Ended:

[ ]  Transition Report on Form 10-K        [X]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K


           For the Transition Period Ended: December 31, 2002

           Read attached instruction sheet before preparing form. Please print or type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________.

                         PART I. REGISTRANT INFORMATION

Full Name of registrant:  Sterling Chemicals, Inc.

Former name if applicable:  Sterling Chemicals Holdings, Inc.

Address of principal executive office:  1200 Smith Street, Suite 1900
                                        Houston, Texas 77002-4312


                        PART II. RULES 12B-25 (B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

In connection with the Registrant's emergence from bankruptcy in December 2002, the Registrant implemented fresh-start accounting under the provisions of SOP 90-7. The implementation of such accounting methods, together with the Registrant's concurrent transition to fiscal year ending December 31, has caused delays in completing its Transition Report on Form 10-Q. The Quarterly Report on Form 10-Q will be filed on or before February 19, 2003.



                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                                 Kenneth M. Hale
                                 (713) 654-9502

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                          [X] Yes     [ ] No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes     [ ] No


           If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Due to the sale of the Registrant's pulp chemicals and acrylic fibers businesses in connection with the implementation of its plan of reorganization, and the adoption of fresh-start accounting in connection with the Registrant's emergence from bankruptcy, the quarterly financial results will reflect a significant change in results of operations from the corresponding quarterly period for calendar year 2001. Finalizing the results of operations in respect of such changes is a primary reason for the relief requested pursuant to Rule 12b-25 and, therefore a quantitative explanation of the changes anticipated, including a reasonable estimate thereof, cannot be made at this time.

           Sterling Chemicals, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February 14, 2003.                    By: /s/ Paul G. Vanderhoven
                                                 -----------------------------
                                                  Paul G. Vanderhoven
                                                  Chief Financial Officer